                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*
                                             -

                            United Stationers, Inc.
                            -----------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  913004-10-7
                   -----------------------------------------
                                (CUSIP Number)

                              Jerold A. Hecktman
                              2200 East Golf Road
                             Des Plaines, IL 60016
                                (312) 699-5000

                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 31, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO. 913004-10-7                                Page 2 of 6 Pages


- ------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      Jerold A. Hecktman Family Investment Partnership
- ------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [x]
- ------------------------------------------------------------------------------
 3.   SEC Use Only
- ------------------------------------------------------------------------------
 4.   Source of Funds:  00
- ------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):                      [_]
- ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Illinois
                   -----------------------------------------------------------
 Number of           7.   Sole Voting Power:  28,626
 Shares            -----------------------------------------------------------
 Beneficially        8.   Shared Voting Power:  0
 Owned By          -----------------------------------------------------------
 Each                9.   Sole Dispositive Power:  28,626
 Reporting         -----------------------------------------------------------
 Person             10.   Shared Dispositive Power:  0
 With
- ------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      28,626
- ------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:                                                       [_]
- ------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):  .49%
- ------------------------------------------------------------------------------
14.   Type of Reporting Person:  PN
- ------------------------------------------------------------------------------

     CUSIP NO. 913004-10-7                                Page 3 of 6 Pages

- ------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      Jerold A. Hecktman
- ------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [x]
- ------------------------------------------------------------------------------
 3.   SEC Use Only
- ------------------------------------------------------------------------------
 4.   Source of Funds:  00
- ------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):                      [_]
- ------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Illinois
                   -----------------------------------------------------------
 Number of           7.   Sole Voting Power:  139
 Shares            -----------------------------------------------------------
 Beneficially        8.   Shared Voting Power:  28,626
 Owned By          -----------------------------------------------------------
 Each                9.   Sole Dispositive Power:  139
 Reporting         -----------------------------------------------------------
 Person             10.   Shared Dispositive Power:  28,626
 With
- ------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
      28,765
- ------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares:

      Excludes 6,342 shares owned by the Jerold and Ruth Hecktman Charitable Remainder Trust u/a/d February 1, 1995 of which the Reporting Person is a beneficiary; the Reporting Person disclaims beneficial ownership of such shares.
                                                                           [X]
- ------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):  .49%
- ------------------------------------------------------------------------------
14.   Type of Reporting Person:  IN
- ------------------------------------------------------------------------------

     CUSIP NO. 913004-10-7                                Page 4 of 6 Pages


                                      13D

     Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Amendment No. 1 (the "Amendment No. 1") to the original 13D Statement dated as of February 10, 1995 (the "Original Statement") Schedule 13D Statement on behalf of the Jerold A. Hecktman Family Investment Partnership, an Illinois limited partnership ("JAHFIP") and Jerold A. Hecktman, an individual. The foregoing partnership and individual are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, although neither the fact of the filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     Unless otherwise indicated in this Amendment No. 1, all capitalized terms used herein which are defined in the Original Statement shall have the same meaning as set forth in the Original Statement.

     Unless otherwise specified in the following Items, there have been no material changes to the information reported in the Original Statement.

Item 4. "Purpose of Transaction," is hereby amended by adding thereto the following paragraph:

     Pursuant to the terms and conditions of the Agreement to Tender, on March 16, 1995, the Reporting Persons tendered the following number of shares of Common Stock to Associated which, in the following amounts, were accepted and paid for by Associated on March 31, 1995:


Entity                             Shares Tendered  Shares Accepted
- ------                             ---------------  ---------------

JAHFIP                                     902,795          874,169
Jerold A. Hecktman                           4,385            4,246
Jerold and Ruth Hecktman
     Charitable Remainder Trust            200,000          193,658
                                         ---------        ---------
                                         1,107,180        1,072,073
                                         =========        =========

Item 5. "Interest in Securities of the Issuer," paragraphs (a), (b) and (e) are hereby amended and restated in their entirety as follows:

     (a)(b) The Reporting Persons have reason to believe that the number of shares of Common Stock outstanding in the Issuer's most recently available filing is not current, due to the terms of the Agreement and Plan of Merger attached as EXHIBIT A to the Original Statement. Accordingly, the following information provided in response to this Item 5 is based on a total of 5,857,923 shares of Common Stock outstanding which was provided to the Reporting Persons by the Issuer.

     JAHFIP beneficially owns 28,626 shares or .49% of the Common Stock outstanding. JAHFIP's sole voting and investment power is vested in its general partner, Jerold A. Hecktman. None of the persons or entities identified in Item 2 above owns or holds any shares of Common Stock outside of JAHFIP except that:

     Jerold A. Hecktman holds 139 shares (less than one tenth of one percent) of the Common Stock outstanding as to which he has sole voting and investment power. Jerold A. Hecktman is one of the beneficiaries of the Jerold and Ruth Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 6,342

     CUSIP NO. 913004-10-7                                Page 5 of 6 Pages


shares to which the Reporting Person disclaims beneficial ownership for purposes of this filing.

     (e) Pursuant to the transaction discussed in Item 4 above, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's securities on March 31, 1995.

     CUSIP NO. 913004-10-7                                Page 6 of 6 Pages


                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 5, 1995

                                   Jerold A. Hecktman Family Investment
                                   Partnership




                                   By:   /s/ Jerold A. Hecktman
                                         ---------------------------------------
                                         Jerold A. Hecktman, General Partner



                                   By:   /s/ Jerold A. Hecktman
                                         ---------------------------------------
                                         Jerold A. Hecktman